1083050

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
MARKET REGULATION

02010972

NO ACT
P.E 1-18-02
8-51667

January 22, 2002

Act	Securities Exchange Act of 1934
Section	17(a)
Rule	17a-5
Public Availability	January 22, 2002

Mr. Carl Goodman
Managing Director
Integrated Management Solutions
39 Broadway, Suite 1601
New York, NY 10006-3003

Re: Annual Audited Financial Statement Filing Requirements Under Rule 17a-5

Dear Mr. Goodman:

We have received your letter dated January 18, 2002, in which you request on behalf of Equinox Securities, LLC (the "Firm") relief from the requirement that the Firm file an audited annual report of financial statements pursuant to Rule 17a-5 of the Securities Exchange Act of 1934 (17 CFR 240.17a-5) for the fiscal year ending December 31, 2001.

I understand the following facts to be pertinent to the Firm's request: The Firm has received approval from its designated examining authority to change its fiscal year end from December 31 to June 30 to coordinate its fiscal year end with that of its parent company. The Firm is required, pursuant to paragraph (d) of Rule 17a-5, to file an audited annual report of financial statements on a calendar or fiscal year basis. The report must be as of the same fixed or determinable date each year unless a change is approved by the Firm's designated examining authority. Because the Firm's designated examining authority has approved the change in the Firm's fiscal year end, you have requested an exemption from filing an audited annual report for the year ended December 31, 2001.

Based on the foregoing facts, the Division of Market Regulation ("Division") will not recommend enforcement action to the Securities and Exchange Commission if the Firm does not file an audited report of financial statements as of December 31, 2001. However, the annual report for the year ending June 30, 2002 must cover the entire period from January 1, 2001 through June 30, 2002.

PROCESSED
FEB 01 2002
THOMSON
FINANCIAL

You should understand that this letter expresses a staff position with respect to enforcement only and does not purport to state any legal conclusion on this matter. The Division's position is confined to the facts as described in this letter. Any material change in circumstances may warrant a different conclusion and should be brought immediately to the Division's attention.

Sincerely,

Mark M. Attar
Special Counsel

cc: Andrew Labadie, NASD Regulation, Inc.

IMS INTEGRATED MANAGEMENT SOLUTIONS

39 Broadway, Suite 1601, New York, NY 10006-3003
(212) 509-7800 • Fax: (212) 509-8347
Direct Dial Fax: E-Mail:

January 18, 2002

Mark Attar Esq.
Securities and Exchange Commission

VIA FAX 202-942-9553

Re: Equinox Securities LLC
SEC File#: 8-51667

Dear Mark:

On behalf of Equinox Securities LLC, of which I serve as Financial and Operational Principal, I hereby request an exemption from filing audited financial statements and related schedules which would otherwise be required under Rule 17a-5 for the year ending December 31, 2001 until June 30, 2002. The firm's request to change its fiscal year to June 30, 2002 has been approved by the NASD. A copy of its approval is attached.

We agree that our financial statements for the period ending June 30, 2002 will cover the eighteen months ending on that date.

Thank you for your cooperation in this matter. Should you have any questions in this regard, please contact me directly.

Very truly yours,

Carl Goodman

Carl Goodman
Managing Director

NASD REGULATION
An NASD Company

January 15, 2002

Mr. Carl Goodman, Managing Director
IMS
39 Broadway, Suite 1601
New York, NY 10006

Re: Equinox Securities, LLC-CRD# 47107

Dear Mr. Goodman:

We acknowledge receipt of your facsimile letter dated January 10,2002, requesting a change of fiscal year end from December 31st to June 30th.

Your request has been granted. The decision to approve the change is based on the reasons given and information supplied.

Should you have any questions regarding this approval please contact me at (212) 858-4104.

Very truly yours,

Iris Hoskins
Associate Examiner
Financial Surveillance Department

cc: Ramona Lopez, SEC, NY

Sherry Lawrence, NASDR
Regulatory Systems

Robert Bareuther, Equinox Securities LLC

INTEGRATED MANAGEMENT SOLUTIONS

39 Broadway, Suite 1601, New York, NY 10006-3003
(212) 509-7800 • Fax: (212) 509-8347
Direct Dial Fax: E-Mail:

January 10, 2002

Iris Hoskins
Staff Examiner
NASD Regulations Inc.

By fax: 212-858-5122
Re:CRD# 47107

Dear Iris,

On behalf of our client, Equinox Securities, LLC, of which I serve as its Financial and Operational Principal, we hereby request an exemption from filing audited financial statements and related schedules which would otherwise be required under Rule 17a-5 for the year ending December 31, 2001.

Its parent, Equinox Securities Ltd., a registered broker-dealer in the UK, with the SFA, has changed is fiscal year from December to June during 2001. They failed to notify its US subsidiary timely of this change.

We hereby wish to have our annual audit date to be changed to June 30, 2002. Our audit will include the period from January 1, 2001 until June 30, 2002 to coincide with our parent's new fiscal year.

I am enclosing for your convenience a copy of the SFA's reporting schedule for the year ended December 31, 2001.

Thank you for your cooperation in this matter. Should you have any questions in this regard, please contact me at the above number or the firm's General Securities Principal, Robert Bareuther, at 646-497-1416.

Very truly yours,

Carl Goodman

Carl Goodman
Managing Director

CC: Robert Bareuther, Equinox Securities LLC